April 28, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re:  Techne Corporation
     Form 10-K for the Year Ended June 30, 2005
     File No. 000-17272

Dear Mr. Rosenberg:

This letter is in further response to written comments received by us from the Securities and Exchange Commission (SEC), dated February 28, 2006, concerning our Form 10-K for the year ended June 30, 2005. On March 8, 2006, we submitted a response to the SEC regarding these comments. On April 11, 2006, we also replied to oral comments received from the SEC on March 31, 2006. The following supplements our previous responses and replies to an additional oral comment communicated by SEC Staff Accountant, Vanessa Robertson, to Techne Corporation Chief Financial Officer, Greg Melsen, via a phone conversation on Thursday, April 27, 2006.

As outlined in our communications with the SEC, our periodic disclosure of Critical Accounting Policies and in Management's Discussion and Analysis of Financial Condition and Results of Operations, our manufacturing process for proteins and antibodies has and may continue to produce quantities in excess of sales forecasted within the following two-year period. Due to changes in the Company's forecasts, reserves for previously written-off inventories may be reversed in subsequent years, but the amounts are not quantitatively or qualitatively material to the Company's consolidated results of operations, consolidated financial position, assets or stockholders' equity.

In addition to the expanded disclosure regarding the valuation of inventories that was communicated to the SEC on March 8, 2006, we will add further disclosure regarding changes to our inventory valuation policies that in substance will state:

"In future periods, the Company will change its policy of writing-up previously unvalued inventories. This change in valuation methods is not expected to materially impact the Company's consolidated financial statements."

We will add the expanded disclosures as communicated in our March 8, 2006 letter, as amended above, to our quarterly report on Form 10-Q for the quarter ended March 31, 2006. We hope that we have adequately addressed the oral comment we received from the SEC on April 27, 2006.

Sincerely,

/s/ Thomas E. Oland

Thomas E. Oland
President and Chief Executive Officer

/s/ Gregory J. Melsen

Gregory J. Melsen
Chief Financial Officer

Cc  Andy LaFrence, KPMG
    Melodie Rose, Fredrikson & Byron







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